FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                              Athens 18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]        Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]         No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the "Company") on November 2, 2004, announcing the Company's results for the nine-month period ended September 30, 2004.

ADDITIONAL INFORMATION

     None.

Exhibit 1
---------

NEWS RELEASE for November 2, 2004
Contact:    Michael Mason (investors)         Len Hall (media)
            Allen & Caron Inc                 Allen & Caron Inc
            212-691-8087                      949-474-4300
            michaelm@allencaron.com           len@allencaron.com

                    EXCEL MARITIME REPORTS NINE MONTH RESULTS

              Net income up by 278 percent; Revenues up 86 percent.

HAMILTON, BERMUDA (November 2, 2004) ... Excel Maritime Carriers Ltd (Amex:EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes announced today operating results for the nine months ended September 30, 2004. Chief Executive Officer Christopher Georgakis said that continued strong shipping rates led to an 86 percent increase in revenues to $36.01 million compared to $19.33 million for the same period last year.

     For the nine months ended September 30, 2004, Excel reported net income of US$ 22.46 million, or US$ 1.95 per fully diluted share, compared to US$ 5.93 million, or US$ 0.51 per fully diluted share, for the first 9 months of 2003, an increase of more than 278 percent. The number of shares basic and diluted for the nine-month period ended September 30, 2004 was 11,531,861.

     The Company's balance sheet continued to strengthen with cash and cash equivalents at September 30, 2004 being US$ 27.43 million, up from US$ 4.3 million for the period ended December 31, 2003. Long term liabilities stood at US$ 4.27 million, while Shareholders' Equity increased from US$ 14.09 million at December 31, 2003 to US$ 36.55 million at September 30, 2004, an increase of 159 percent.

     The Baltic Freight Index (an index compiled by The Baltic Exchange to measure freight rates in the dry bulk cargo market) during the third quarter of 2004 averaged 4027 points or 10 percent lower than the average of 4478 during the first six months of 2004. During the first month of the fourth quarter the index averaged 4539 or 13 percent higher than the third quarter of 2004 and closed on October 29th at 4922.

     Approximately 52 percent of the Company's fleet operating days for the fourth quarter of 2004 have already been secured under fixed vessel employment agreements at an average Time Charter Equivalent of approximately US$ 24,000 per day, compared to an average Time Charter Equivalent of US$ 17,575 per day for the third quarter of 2004.

     Chief Executive Officer Christopher Georgakis commented: "The past year has been a very robust time for the shipping industry as a whole, and Excel Maritime has grown rewardingly in revenue and profits during that time. Our balance sheet has also strengthened, giving us the resources to execute our business strategy. We are delighted to be reporting our best 9-month results since we became a publicly traded company".

About Excel Maritime Carriers Ltd.
----------------------------------

     Excel Maritime Carriers Ltd, is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. The company was incorporated in 1988 under the laws of Liberia.

SAFE HARBOR STATEMENT - FORWARD LOOKING STATEMENTS
--------------------------------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter and spot or voyage charter revenues; net operating days; dry bulk carrier supply and demand; supply and demand for commodities; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; changes in environmental, safety and other regulations affecting the shipping industry; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of dry bulk carrier newbuilding orders or less than anticipated rates of dry bulk carrier scrapping; changes in trading patterns significantly impacting overall dry bulk carrier tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXCEL MARITIME CARRIERS REPORTS NINE-MONTH RESULTS

               EXCEL MARITIME CARRIERS CONSOLIDATED BALANCE SHEET
                   FOR THE NINE MONTHS ENDED SEPTEMBER 30 2004
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                    Consolidated   Consolidated
                                                    September 30,   December 31,
                                                       2004            2003
                                                     Unaudited       Audited
                                                     ---------       -------
Assets
------

Current Assets
Cash and cash equivalents                               27,431          4,258
Restricted cash                                            787            614
Accounts receivable:
Trade                                                      260            678
Other                                                      171            236
Prepaid expenses and other                                 360            141
Inventories                                                542            512
Total Current Assets                                    29,551          6,439

Fixed Assets
Vessels at cost                                         18,612         18,612
Less: Accumulated depreciation                          (3,752)        (3,017)
Total fixed assets                                      14,860         15,595
Goodwill                                                   400            400
Deferred charges,net                                     1,666          1,649
Other non current assets                                 2,066          2,049
Total Assets                                            46,477         24,083

Liabilities and Shrareholders Equity
------------------------------------

Current Liabilities
Current portion of long term debt                        2,140          2,300
Trade accounts payable                                     655            874
Other accounts payable                                     536             60
Unearned revenue                                         1,730              0
Accrued liabilities                                        597            887
Total Current Liabilities                                5,658          4,121

Long Term Debt,net of current portion                    4,265          5,870

Shareholders Capital and Equity

Treasury stock                                            (187)          (189)
Capital stock                                              116            116
Additional paid-in capital                              12,087         12,087
Retained earnings                                       24,538          2,078
Total Shareholder Equity                                36,554         14,092

--------------------------------------------------------------------------------
Total Liabilities & S'holders Equity                    46,477         24,083
================================================================================

          EXCEL MARITIME CARRIERS CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE NINE MONTHS ENDED SEPTEMBER 30 2004
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)


                                                    Consolidated   Consolidated
                                                    September 30,  September 30,
                                                       2003            2004
            US Dollars thousands                     Unaudited      Unaudited
                                                     ---------      --------

Revenue
Revenue from vessels                                    19,326         36,012
Commissions                                             (1,057)        (2,034)
Revenue from vessels, net                               18,269         33,978
Revenue from managing vessels                              395            502
Revenue from Operations                                 18,664         34,480

Expenses
Voyage expenses                                          4,959          3,552
Vessels operating expenses                               4,935          5,687
Depreciation                                               745            736
Amortization for dry-docking & sp.survey                   468            572
General & administrative expenses                        1,151          1,357
Total Expenses                                          12,258         11,904

Income from operations                                   6,406         22,576

Other Income/(Expenses)
Interest and finance cots                                 (328)          (179)
Interest income                                              6            103
Foreign exchange (losses)/gains                            (37)           (15)
Other, net                                                (115)           (25)
Total Other Income/(Expenses)                             (474)          (116)

--------------------------------------------------------------------------------
Net Income                                               5,932         22,460
================================================================================

Earnings per share, basic & diluted                       0.51           1.95
Weighted average number of shares                   11,532,725     11,531,861

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  November 2, 2004                 By:/s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer





02545.0001 #522782